Exhibit 10.16

<u>AMENDMENT NO. 1 TO CREDIT AGREEMENT</u>

THIS AMENDMENT NO. 1 TO CREDIT AGREEMENT (this "**Amendment**"), entered into as of February 26, 2008, is by and among The Aristotle Corporation, a Delaware corporation (the "**Borrower**"), the Lenders parties hereto and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA **("Chase")**, as LC Issuer and as Agent (in such capacity, the **"Agent"**).

<u>W I T N E S S E T H</u>:

WHEREAS, the Borrower, certain financial institutions parties thereto as "Lenders", and Chase (as LC Issuer and as Agent) are parties to that certain Credit Agreement dated as of October 15, 2003, as modified pursuant to that certain Letter Agreement dated June 4, 2004 between the Borrower, the Lenders and Chase (as LC Issuer and as Agent) (as modified, the "**Credit Agreement**"), pursuant to which Agent, the LC Issuer and the Lenders have agreed to make certain loans and to extend credit to the Borrower upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties to the Credit Agreement desire to amend the Credit Agreement to (i) extend the Facility Termination Date from October 15, 2008 to January 31, 2013, (ii) eliminate the Borrowing Base requirement, (iii) modify certain financial and other covenants, (iv) modify the Pricing Schedule, and to make various other modifications;

NOW, THEREFORE, in consideration of the terms and conditions contained herein, the parties hereto hereby agree as follows:

1.   <u>Definitions</u>. All capitalized terms used and not otherwise defined herein shall have the meanings given to such terms by the Credit Agreement.

2.   <u>Amendment to Credit Agreement</u>. On the Amendment No. 1 Effective Date, the Credit Agreement shall be amended as follows:

(a)   All references to the Credit Agreement in the Credit Agreement and in any of the Notes or Loan Documents shall refer to the Credit Agreement as amended hereby.

(b)   All references in the Credit Agreement to "ARTL" shall be deemed to refer to "AINVST".

(c)   The following definitions shall be added to Article I of the Credit Agreement in the appropriate alphabetical order:

"AINVST" means AINVST, LLC, a Delaware limited liability company.

"Amendment No. 1" means that certain Amendment No. 1 to Credit Agreement dated February 26, 2008 by and among the Borrower, the Agent and the Lenders.

"Amendment No. 1 Effective Date" shall have the meaning set forth in Section 3 of Amendment No. 1.

(d)   The following definitions set forth in Article I of the Credit Agreement shall be amended in their entirety to read as follows:

"Availability" means, at any time, an amount equal to the Aggregate Commitment *minus* the Aggregate Outstanding Credit Exposure.

"Facility Termination Date" means January 31, 2013.

"Pricing Schedule" means the Schedule attached to Amendment No. 1 identified as such.

(e)   The definition of "Permitted Acquisition" set forth in Article I of the Credit Agreement shall be amended as follows:

(i)   Clause (f) of such definition shall be amended to read as follows:

(f)   Reserved.

(ii)   Clause (h) of such definition shall be amended to read as follows:

(h)   Reserved.

(f)   The following definitions set forth in Article I of the Credit Agreement shall be deleted: "Acquisition Overadvance", "ARTL", "Borrowing Base", "Borrowing Base Certificate", "Eligible Accounts", "Eligible Inventory", "Eligible Real Estate", "Existing Eligible Equipment", and "New Eligible Equipment".

(g)   Section 2.1 of the Credit Agreement shall be amended in its entirety to read as follows:

2.1.   Commitment. From and including the Amendment No. 1 Effective Date and prior to the Facility Termination Date, each Lender severally agrees, on the terms and conditions set forth in this Agreement, to (i) make Loans to the Borrower and (ii) participate in Facility LCs issued upon the request of the Borrower, *provided* that, after giving effect to the making of each such Loan and the issuance of each such Facility LC, such Lender's Outstanding Credit Exposure shall not exceed its Commitment. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow at any time prior to the Facility Termination Date. The Commitments to extend credit hereunder shall expire on the Facility Termination Date. The LC Issuer will issue Facility LCs hereunder on the terms and conditions set forth in Section 2.19.

(h) Section 2.2 of the Credit Agreement shall be amended in its entirety to read as follows:

2.2. <u>Mandatory Prepayments; Required Payment upon Termination</u>.

(i) The Borrower shall immediately repay the Revolving Loans and Reimbursement Obligations if at any time the Aggregate Outstanding Credit Exposure exceeds the Aggregate Commitment, to the extent required to eliminate such excess. If any such excess remains after repayment in full of all outstanding Revolving Loans and Reimbursement Obligations, the Borrower shall provide cash collateral for the LC Obligations in the manner set forth in Section 2.19.11 to the extent required to eliminate such excess.

(ii) Immediately upon receipt by any Loan Party of the Net Cash Proceeds of any asset disposition (other than sales of assets permitted under clauses (i) or (ii) of Section 6.13), the Borrower shall prepay the Obligations in an amount equal to all such Net Cash Proceeds. Any such prepayment shall be applied to pay the principal of the outstanding Revolving Loans and Reimbursement Obligations with a concomitant reduction in the Aggregate Commitment (pro rata among the Lenders according to their respective Pro Rata Shares).

(iii) The Aggregate Outstanding Credit Exposure and all other unpaid Obligations shall be paid in full by the Borrower on the Facility Termination Date.

(i) Section 2.10 of the Credit Agreement (Changes in Interest Rate, etc.) shall be amended in its entirety to read as follows:

2.10. <u>Changes in Interest Rate, etc.</u> Each Floating Rate Advance shall bear interest on the outstanding principal amount thereof, for each day from and including the date such Advance is made or is automatically converted from a Eurodollar Advance into a Floating Rate Advance pursuant to Section 2.9, to but excluding the date it is paid or is converted into a Eurodollar Advance pursuant to Section 2.9 hereof, at a rate per annum equal to the Floating Rate for such day. Changes in the rate of interest on that portion of any Advance maintained as a Floating Rate Advance will take effect simultaneously with each change in the Alternate Base Rate and with each change in the Applicable Margin. Each Eurodollar Advance shall bear interest on the outstanding principal amount thereof from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined by the Agent as applicable to such Eurodollar Advance based upon the Borrower's selections under Sections 2.8 and 2.9 and otherwise in accordance with the terms hereof (and will change during any such Interest Period simultaneously with each change in the Applicable Margin). No Interest Period may end after the Facility Termination Date.

(j)   Section 2.19.1 of the Credit Agreement (Facility LCs) shall be amended in its entirety to read as follows:

2.19.1. Issuance. The LC Issuer hereby agrees, on the terms and conditions set forth in this Agreement, to issue standby and commercial letters of credit (each, a "Facility LC") and to renew, extend, increase, decrease or otherwise modify each Facility LC ("Modify," and each such action a "Modification"), from time to time from and including the date of this Agreement and prior to the Facility Termination Date upon the request of the Borrower; *provided* that immediately after each such Facility LC is issued or Modified, (i) the aggregate amount of the outstanding LC Obligations shall not exceed $5,000,000 and (ii) the Aggregate Outstanding Credit Exposure shall not exceed the Aggregate Commitment. No Facility LC shall have an expiry date later than the earlier of (A) the fifth Business Day prior to the Facility Termination Date and (B) one year after the date of its issuance, provided that any Facility LC with a one-year tenor may provide for the renewal thereof for additional one-year periods, so long as no such period extends beyond the fifth Business Day prior to the Facility Termination Date.

(k)   Subsection (a) of Section 2.21 of the Credit Agreement (Increase of Aggregate Commitment) shall be amended in its entirety to read as follows:

(a)   The Borrower may from time to time, on the terms set forth below, request that the Aggregate Commitment hereunder be increased to an amount not to exceed $60,000,000; provided, however, that no increase in the Aggregate Commitment shall be made (i) at a time when a Default or Unmatured Default shall have occurred and be continuing, or (ii) at any time after the Aggregate Commitment has been reduced.

(l)   Section 4.1(i) of the Credit Agreement (Initial Credit Extension) shall be amended as follows:

    (i)   Clause (r) thereof shall be amended to read as follows:

        (r)   Reserved.

    (ii)   Clause (t) thereof shall be amended to read as follows:

        (t)   Reserved.

(m)   Section 5.8 of the Credit Agreement (Subsidiaries) shall be amended in its entirety to read as follows:

    5.8   <u>Subsidiaries</u>. Schedule 5.8 contains an accurate list of all Subsidiaries of the Borrower as of the Amendment No. 1 Effective Date, setting forth their respective jurisdictions of organization and the percentage of their respective capital stock or other ownership interests owned by the Borrower or other Subsidiaries. All of the issued and outstanding shares of capital stock or other ownership interests of such Subsidiaries have been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and are fully paid and non-assessable.

(n)   Section 6.1 of the Credit Agreement (Financial Reporting) shall be amended as follows:

    (i)   Clause (i) thereof shall be amended to read as follows:

        (i)   Within 90 days after the close of each of its fiscal years, an unqualified audit report certified by independent certified public accountants acceptable to the Lenders, prepared in accordance with Agreement Accounting Principles on a consolidated and consolidating basis (consolidating statements need not be certified by such accountants) for itself and its Subsidiaries, including balance sheets as of the end of such period, related profit and loss and reconciliation of surplus statements, and a statement of cash flows, accompanied by any management letter prepared by said accountants.

    (ii)   Clause (iv) thereof shall be amended to read as follows:

        (iv)   Reserved.

    (iii)   Clause (vi) thereof shall be amended to read as follows:

        (vi)   Reserved.

(o)   Section 6.17 of the Credit Agreement (Affiliates) shall be amended in its entirety to read as follows:

6.17. Affiliates. The Borrower will not, and will not permit any Subsidiary to, enter into any transaction (including, without limitation, the purchase or sale of any Property or service) with, or make any payment or transfer to, any Affiliate except in the ordinary course of business and pursuant to the reasonable requirements of the Borrower's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Borrower or such Subsidiary than the Borrower or such Subsidiary would reasonably expect to obtain in a comparable arms-length transaction. Notwithstanding the foregoing, the Borrower shall be entitled to make the following annual payments to AINVST, so long as the Borrower shall be in compliance with each of the covenants set forth in Section 6.25, measured as of the most recent quarter end on a pro forma basis giving effect to such payment and no Default or Unmatured Default has occurred and is continuing or would result from such payment: (x) management fees in an aggregate amount not to exceed $2,500,000 during any fiscal year of the Borrower; (y) payments in an amount not in excess of all federal, state, local and foreign taxes that would have been payable on the earnings for such year of the Borrower and its Included Subsidiaries but for tax loss carryovers accrued to the Borrower as of the date hereof; and (z) any other cash contribution with prior written notice given to the Agent.

(p)   Section 6.25.3 of the Credit Agreement (Financial Covenants) shall be amended in its entirety to read as follows:

6.25.3. Minimum Tangible Net Worth. The Borrower will at all times maintain Consolidated Tangible Net Worth of not less than $35,000,000.

(q)   Section 8.2 of the Credit Agreement (Amendments) shall be amended such that clause (iv) thereof shall read as follows:

(iv)   Reserved.

(r)   Exhibit F to the Credit Agreement (Borrowing Base Certificate) shall be deleted.

(s)   The Pricing Schedule to the Credit Agreement shall be amended such that it is replaced with the Pricing Schedule attached hereto.

(t)   Schedule 5.14B to the Credit Agreement (Eligible Equipment and Eligible Real Estate) shall be deleted.

3. <u>Conditions</u>: Notwithstanding the foregoing, this Amendment shall not become effective unless and until such date (the "Amendment No. 1 Effective Date") as the following conditions are satisfied:

    (a)   The Agent shall have received a fully-executed copy of this Amendment;

    (b)   The Agent shall have received a fully-executed copy of the Consent and Acknowledgement of Guarantors, in the form attached to this Amendment;

    (c)   The Agent shall have received such certifications of the articles or certificate of incorporation, by-laws, authorizing resolutions and incumbency signatures for the Borrower and each Guarantor as Agent may require, along with a recent certificate of good standing or status for the Borrower and each Guarantor from its respective jurisdiction of organization; and

    (d)   The Agent shall have received such other documents as the Agent, any Lender, or their counsel may reasonably request.

4. <u>Representations and Warranties</u>. Borrower repeats and reaffirms the representations and warranties set forth in <u>Article V</u> of the Credit Agreement, except to the extent that such representations and warranties relate solely to an earlier date. Borrower also represents and warrants that the execution, delivery and performance of this Amendment, and the documents required herein, are within the corporate powers of Borrower, have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the shareholders of Borrower; (ii) violate any provision of the articles of incorporation or by-laws of Borrower or of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to Borrower or any subsidiary; (iii) require the consent or approval of, or filing a registration with, any governmental body, agency or authority; or (iv) result in any breach of or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property of Borrower or any subsidiary pursuant to, any indenture or other agreement or instrument under which Borrower or any subsidiary is a party or by which it or its properties may be bound or affected. This Amendment constitutes legal, valid and binding obligations of Borrower enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy or similar laws affecting the enforceability of creditors' rights generally.

5. <u>Obligations Enforceable, Etc</u>. Borrower acknowledges and agrees that its obligations under the Credit Agreement and the Notes are not subject to any offset, defense or counterclaim assertable by Borrower and that the Credit Agreement, the Notes and the Loan Documents are valid, binding and fully enforceable according to their respective terms. Except as expressly provided above, the Credit Agreement and the Loan Documents shall remain in full force and effect, and this Amendment shall not release, discharge or satisfy any present or future debts, obligations or liabilities to Agent and Lenders of Borrower or of any debtor, guarantor or other person or entity liable for payment or performance of any of such debts, obligations or liabilities of Borrower, or any security interest, lien or other collateral or security for any of such

debts, obligations or liabilities of Borrower or such debtors, guarantors, or other persons or entities, or waive any default, and Agent and Lenders expressly reserve all of their rights and remedies with respect to Borrower and all such debtors, guarantors or other persons or entities, and all such security interests, liens and other collateral and security. This is an amendment and not a novation. Without limiting the generality of the foregoing, all present and future debts, obligations and liabilities of Borrower under the Credit Agreement, as amended, are and shall continue to be secured by the Borrower Security Agreement and the Mortgages given by the Borrower, and shall continue to be guaranteed by the Guaranty (which Guaranty is secured by the Guarantor Security Agreement and, where applicable, Mortgages given by such Guarantor).

6.   Fees and Expenses. As contemplated by Section 9.6(i) of the Credit Agreement, Borrower shall be responsible for the payment of all fees and out-of-pocket disbursements incurred by Agent in connection with the preparation, execution and delivery of this Amendment. Borrower further acknowledges and agrees that, pursuant to and on the terms set forth in such Section 9.6(i), Borrower is and shall be responsible for the payment of other fees, expenses, costs and charges arising under or relating to the Loan Agreement, as amended hereby, and the Loan Documents, as set forth in such Section 9.6(i).

7.   Entire Agreement. This Amendment and the other documents referred to herein contain the entire agreement between the Borrower, the Agent and the Lenders with respect to the subject matter hereof, superseding all previous communications and negotiations, and no representation, undertaking, promise or condition concerning the subject matter hereof shall be binding upon the Agent or Lenders unless clearly expressed in this Amendment or in the other documents referred to herein.

8.   Miscellaneous. The provisions of this Amendment shall inure to the benefit of any holder of any Note, and shall inure to the benefit of and be binding upon any successor to any of the parties hereto. All agreements, representations and warranties made herein shall survive the execution of this Amendment and the making of the loans under the Credit Agreement, as so amended. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Wisconsin. This Amendment may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment is solely for the benefit of the parties hereto and their permitted successors and assigns. No other person or entity shall have any rights under, or because of the existence of, this Amendment.

[Signature Pages Follow]

        IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.


THE ARISTOTLE CORPORATION


By: /s/ Steven B. Lapin
Name: Steven B. Lapin
Title: President and Chief Operating Officer

[Signature Page 1 of 3 to Amendment No. 1 to Credit Agreement]

**JPMORGAN CHASE BANK, N.A.,
INDIVIDUALLY AND AS AGENT**

By: /s/ Mark P. Bruss
Name: Mark P. Bruss
Title: Senior Vice President

[Signature Page 2 of 3 to Amendment No. 1 to Credit Agreement]

JOHNSON BANK

By: /s/ Richard B. Olson
Name: Richard B. Olson
Title: Vice President

[Signature Page 3 of 3 to Amendment No. 1 to Credit Agreement]

Schedules and Exhibits

The Schedules and Exhibit referenced below are not filed with this Amendment No. 1 to Credit Agreement; such Schedules and/or Exhibit will be made available supplementally upon request:

Pricing Schedule

Schedule 5.8 –Subsidiaries and Other Investments

Consent and Acknowledgement of Guarantors